Morgan Stanley Dean Witter Total Return Trust
           (formerly named TCW/DW Total Return Trust)

Item 77.C.     Matters Submitted to a Vote of Security Holders  -
June 8, 1999

      Approval of a new investment advisory agreement between TCW/DW Total Return Trust Trust and Morgan Stanley Dean Witter
Advisors Inc.

For: 4,583,353      Against:  103,359   Abstain:    622,496

      Approval  of  a  new sub-advisory agreement between  Morgan
Stanley Dean Witter Advisors Inc. and TCW Funds Management, Inc.

For:4,553,014         Against:     105,834               Abstain:
     650,360

Upon effectiveness of the Proposals, TCW/DW Total Return Trust changed its name to Morgan Stanley Dean Witter Total Return
Trust.


Item 77c - total return